WOLLMUTH MAHER & DEUTSCH LLP

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NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
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November 30, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Marks and Spencer Group PLC – Voting Rights and Capital	November 30, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of the above announcement and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: ______________________
Kenneth J. Miles
Authorized Representative

Enclosure

Issued: 30 November 2007

Marks and Spencer Group PLC (the "Company") – Voting Rights and Capital

The following information is released in accordance with DTR 5.6:

The Company's capital consists of 1,685,096,899 ordinary shares with voting rights. The Company does not hold any shares in Treasury at the date of this disclosure.

Therefore, the total number of voting rights in the Company is 1,685,096,899.

The above figure can be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

For further information please contact:

Anthony Clarke
020 8718 9940

Issued: 30 November 2007

Marks and Spencer Group PLC (the "Company") – Voting Rights and Capital

The following information is released in accordance with DTR 5.6:

The Company's capital consists of 1,685,096,899 ordinary shares with voting rights. The Company does not hold any shares in Treasury at the date of this disclosure.

Therefore, the total number of voting rights in the Company is 1,685,096,899.

The above figure can be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

For further information please contact:

Anthony Clarke
020 8718 9940

END